Filed pursuant to Rule 433
Free Writing Prospectus
May 5, 2023
Registration No. 333-264468

One Franklin Parkway San Mateo, CA 94403-1906 tel (650) 312-2000 franklintempleton.com

From:	Franklin Templeton Corporate Communications:
Vanessa Garcia (917) 562-5151, vanessa.garcia@franklintempleton.com

Franklin Templeton Announces Ticker Change for Franklin Responsibly Sourced Gold ETF

The exchange-traded fund (ETF) will trade on NYSE Arca as FGDL beginning on May 19

SAN MATEO, CA, May 5, 2023 – Franklin Templeton announced today that it will change the ticker for its Franklin Responsibly Sourced Gold ETF to FGDL, effective May 19, 2023. No other changes were made to the ETF, and its investment objective, strategy and fee structure remain the same.

Franklin Responsibly Sourced Gold ETF was launched in June 2022 on NYSE Arca and has more than $100 million in assets as of April 30, 2023. The ETF offers investors access to a product that contractually sources all of its gold bars in accordance with the London Bullion Market Association’s (LMBA) Responsible Sourcing Guidance.

“The Franklin Responsibly Sourced Gold ETF offers investors an easy way to add gold to their portfolio with the added peace of mind in knowing that it is responsibly sourced. We have seen strong demand for the ETF in its first year on the market,” said David Mann, Head of ETF Product and Capital Markets for Franklin Templeton. “As Franklin Templeton’s first physically backed commodity ETF, FGDL will continue to complement the firm’s other offerings and serve as a diversifying portfolio solution for investors.”

About Franklin Templeton
Franklin Resources, Inc. [NYSE:BEN] is a global investment management organization with subsidiaries operating as Franklin Templeton and serving clients in over 155 countries. Franklin Templeton’s mission is to help clients achieve better outcomes through investment management expertise, wealth management and technology solutions. Through its specialist investment managers, the company offers specialization on a global scale, bringing extensive capabilities in fixed income, equity, alternatives and multi-asset solutions. With offices in more than 30 countries and approximately 1,300 investment professionals, the California-based company has over 75 years of investment experience and approximately $1.4 trillion in assets under management as of March 31, 2023. For more information, please visit franklintempleton.com and follow us on LinkedIn, Twitter and Facebook.
Before investing, carefully consider a fund’s investment objectives, risks, charges and expenses. You can find this and other information in each prospectus, or summary prospectus, if available, at www.franklintempleton.com. Please read it carefully.
ETFs trade like stocks, fluctuate in market value and may trade at prices above or below their net asset value. Brokerage commissions and ETF expenses will reduce returns. ETF shares may be bought or sold throughout the day at their market price (MP), not their Net Asset Value (NAV), on the exchange on which they are listed. Shares of ETFs are tradable on secondary markets and may trade either at a premium or a discount to their NAV on the secondary market.
Franklin Distributors, LLC. Member FINRA, SIPC.
NOT FDIC INSURED | NO BANK GUARANTEE | MAY LOSE VALUE.
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TN23-29
The Fund has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC for more complete information about the Fund and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting franklintempleton.com.